Filed Pursuant to Rule 433

Registration Statement No. 333-251074-01

Dated March 21, 2023

PRICING INFORMATION

Southwest Gas Corporation

$300,000,000 5.450% SENIOR NOTES DUE 2028

Final Term Sheet

March 21, 2023

Issuer:	Southwest Gas Corporation

Title of Securities:	5.450% Senior Notes due 2028

Security Type:	Senior Unsecured Fixed Rate Notes

Ratings[1]:	Baa1 / Stable by Moody’s Investors Service, Inc. BBB / Positive Outlook by Standard & Poor’s Ratings Services A / Rating Watch Negative by Fitch Ratings Ltd.

Format:	Registered with the Securities and Exchange Commission

Trade Date:	March 21, 2023

Settlement Date (T+2):	March 23, 2023

Maturity Date:	March 23, 2028

Aggregate Principal Amount Offered:	$300,000,000

Net Proceeds to the Issuer:	$297,759,000 (after deducting the underwriting discount but before expenses)

Benchmark Treasury:	4.000% due February 29, 2028

Benchmark Treasury Yield:	3.734%

Spread to Benchmark Treasury:	+175 basis points

Re-offer Yield:	5.484%

Coupon:	5.450% per annum

Price to the Public (Issue Price):	99.853% of the principal amount

Interest Payment Dates:	Semi-annually on March 23 and September 23 of each year, beginning on September 23, 2023

Redemption Provisions:

Prior to February 23, 2028 (one month prior to their maturity date) (the “Par Call Date”), we may redeem the Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, we may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	845011 AH8 / US845011AH89

Minimum Denomination:	$2,000, and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	Truist Securities, Inc. KeyBanc Capital Markets Inc.

[1] An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement on December 2, 2020 (including a prospectus dated December 2, 2020) and a preliminary prospectus supplement, dated March 21, 2023 (the “Preliminary Prospectus Supplement”), with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. These documents are publicly available by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it by calling BofA Securities, Inc. toll free at 1-800-294-1322 and J.P. Morgan Securities LLC collect at 1-212-834-4533.